Mail Stop 6010

October 21, 2008

James B. Murphy
Vice President and Chief Financial Officer
OXiGENE, Inc.
230 Third Avenue
Waltham, MA 02451

> **Re:** **OXiGENE, Inc.**
> **Schedule 14A**
> **Filed October 10, 2008**
> **File No. 0-21990**

Dear Mr. Murphy:

    We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                                    Sincerely,

                                    Jeffrey P. Riedler
                                    Assistant Director

cc: Megan N. Gates
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
       One Financial Center
       Boston, MA 02111